Superior Plus

Leanne E. Likness
Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

[redacted]

February 4, 2008

08000712

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the February 4, 2008 news release, February 2008 Cash Distribution, Upcoming Events and Summary of Cash Distributions for 2007 Income Tax Purposes.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Leanne E. Likness
Superior Plus Income Fund
Corporate Secretary

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

enc.
/hm

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX:SPF.UN

For Immediate Release

Calgary, February 4, 2008

February 2008 Cash Distribution, Upcoming Events and Summary of Cash Distributions for 2007 Income Tax Purposes

February 2008 Cash Distribution - $0.13 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of February 2008 of $0.13 per trust unit payable on March 14, 2008. The record date is February 29, 2008 and the ex-distribution date will be February 27, 2008. The Fund's current annualized cash distribution rate is $1.56 per trust unit.

The final tax components for distributions declared for the year 2007 are as follows:

Record Date	Payment Date	Other Income	Return of Capital	Dividend	Total Distribution
January 31, 2007	February 15, 2007	0.13	–	–	0.13
February 28, 2007	March 15, 2007	0.13	–	–	0.13
March 31, 2007	April 13, 2007	0.13	–	–	0.13
April 30, 2007	May 15, 2007	0.13	–	–	0.13
May 31, 2007	June 15, 2007	0.13	–	–	0.13
June 30, 2007	July 13, 2007	0.13	–	–	0.13
July 31, 2007	August 15, 2007	0.13	–	–	0.13
August 31, 2007	September 14, 2007	0.13	–	–	0.13
September 30, 2007	October 15, 2007	0.13	–	–	0.13
October 31, 2007	November 15, 2007	0.13	–	–	0.13
November 30, 2007	December 14, 2007	0.13	–	–	0.13
December 31, 2007	January 15, 2008	0.13	–	–	0.13
2007 Total		**$1.56**	–	–	**$1.56**

A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

DRIP

The Fund has a Distribution Reinvestment Plan ("DRIP") available to its Unitholders. The DRIP allows participants to have their monthly cash distributions reinvested in additional units of the Fund at an effective discount of 5% to the Fund's market price. The DRIP program offers

Unitholders the opportunity to steadily increase their ownership in the Fund without commissions or brokerage fees. Further information on the DRIP is posted on the Fund's website. Unitholders whose units are registered in the name of an investment banker, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to enrol in the plan.

Upcoming Release of 2007 Fourth Quarter and Year-End Results And Conference Call

Superior expects to release its 2007 fourth quarter and year-end results on Thursday, February 28, 2008, in the late afternoon. A conference call and web-cast for investors, analysts, brokers, and media representatives to discuss the 2007 results is scheduled for 5:00pm EST (3:00pm MST) on February 28, 2008. Callers may participate by dialing 1-800-733-7560. A recording of the call will be available for replay until midnight April 2, 2008 by dialing 1-877-289-8525 and entering pass code 21259076 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com under the "Events and Presentations" section.

Annual Meeting of Unitholders

The Fund's Annual Meeting of Unitholders will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta on Tuesday, May 6, 2008 at 2:00pm (MST).

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is the seventh largest distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	87.9 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587); or with respect to DRIP inquiries, Leanne Likness, Corporate Secretary, Tel: (403) 218-2954 / Fax: (403) 218-2973, E-mail: llikness@superiorplus.com.

END